REDCORP

NEWS RELEASE

August 30, 2006

News Release 06-18

TULSEQUAH PROJECT
Near Mine Exploration Locates New Mineralized Zones

REDCORP VENTURES LTD. (RDV-TSX) and its wholly-owned subsidiary, Redfern Resources Ltd. (together, the "Company"), are pleased to release the first results from its "near mine" exploration work.

The near mine exploration program was designed to test for new zones of mineralization close to the existing Tulsequah deposit, and to test geophysical targets in the area of conceptual infrastructure within the mine design. A total of 12 holes have been drilled in the Tulsequah Mine area to date, totalling 3693 meters.

Tulsequah Chief Deposit - 2006 Exploration Results

Hole ID [1]	From (m)	To (m)	Interval (m)	Au (gpt)	Ag (gpt)	Cu (%)	Pb (%)	Zn (%)
TC06021	122.9	127.6	4.70	1.76	13.61	0.72	0.12	3.99
TC06022	102.2	105.0	2.85	0.16	5.53	0.02	0.08	4.38
plus	114.2	119.4	5.20	0.11	5.28	0.26	0.53	5.70
incl.	117.8	119.4	1.6	0.09	9.19	0.40	1.30	15.30
plus	126.3	129.2	2.9	2.09	30.17	6.83	0.16	1.51
TC06023	68.7	81.9	13.25	0.55	21.21	0.37	0.28	5.17
incl.	76.0	79.0	3.00	0.08	11.25	0.49	0.20	10.17

(1) All holes targeted the newly-discovered A Zone Extension. At present, there is insufficient drilling to calculate true widths on this new extension. Core angles suggest that true widths could be 55% – 85% of drilled intervals.

Key Observations

- **6.83% Copper over 2.9 meters within new zone of mineralization;**
- **45+ vertical meters above the existing defined mineral resources at the Tulsequah Chief Mine;**
- **A new zone located on the west side of the 4400 Fault, a structure that previously formed the western boundary of past mine production; and**
- **Excellent potential to add shallow resources in an easily accessible location (between 5500 and 5700 levels).**

Company President Terry Chandler stated: "These results demonstrate that the Tulsequah Chief deposit has room to grow and remains open to expansion at shallow depths laterally as well as to depth. The new zone has both high-grade copper and zinc mineralization and could be very important for mine planning purposes as the feasibility study is finalized later this year."

Drilling Results Discussion

The above results were obtained from visually determined sulphide intercepts, which were sampled, shipped and analysed on an expedited basis and do not reflect the entire hole. Results for the remaining

samples from these holes are still pending. Care was taken during the sampling to ensure that Company quality control measures were followed. A map of the near mine exploration targets is available on Redfern's website: www.redfern.bc.ca *TC06021, TC06022* and *TC06023* were drilled from the same drillsite (*TC06ABC*) and along the same azimuth, in a fan pattern testing various depths, with each new hole being steeper than the previous.

TC06021, TC06022, and *TC06023* targeted a 1993 induced polarization survey chargeability anomaly that was interpreted to correspond to a faulted offset of the A Zone. The A Zone was mined in the 1950's but was truncated by the 4400 Fault. The mineralization cut in *TC06021, TC06022* and *TC06023* is interpreted to be an off-set extension of the A-zone, in an area which is close to existing development but remains completely open for new resource additions.

Both *TC06021* and *TC06022* cut high grade polymetallic massive sulphide mineralization typical of the Tulsequah Chief deposits. The intercept in *TC06022* is approximately 30 meters north of the intercept in *TC06021*. Hole *TC06023* cut a broad zone of high-grade zinc mineralization, at a higher stratigraphic elevation than the intercepts in holes *TC06021* and *TC06022*. The relationship between the deeper polymetallic mineralization cut in holes *TC06021* and *TC06022* and the zinc mineralization cut in *TC06023* is not clear at this time.

Follow Up Drilling

Holes *TC06025* and *TC06027* were collared to follow up the encouraging visual results encountered in the first three drillholes. These holes were designed to test for extensions of mineralization to the west. Hole *TC06025* was abandoned due to drilling difficulties prior to reaching its target depth. Hole *TC06027* intersected the target mineralization approximately 30m southwest of mineralization in hole *TC06021*. Samples from *TC06027* have been shipped and assay results are pending. Results for seven additional holes drilled close to the Tulsequah Chief deposit are also pending. The Company is reviewing the data received to date and expects additional holes to be drilled prior to completion of the 2006 work program.

Quality Assurances and Controls (QA/QC)

For the 2006 drill program, sampling has been conducted and supervised by Redfern geologists using established sampling procedures. Samples are shipped directly to Eco-Tech Laboratories in Kamloops for sample preparation, ICP analyses, wet assays for base metals and fire assays for gold and silver, using industry-standard procedures. A comprehensive QA/QC program is in place to ensure sample and assay integrity including field blanks, duplicate samples and standards for base-metals, gold and silver.

Redcorp Ventures Ltd. is a Vancouver-based mineral exploration and development company with active projects in British Columbia and Portugal. Further information on Redcorp and the Tulsequah Project can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

"Terence Chandler"

Terence Chandler
President

Suite 710, 1281 West Georgia Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 Fax: 604 669 5330 Toll Free: 1-888-669-4775

Megan O'Donnell, P.Geo. and Michael G. Allen, P.Geo are the qualified persons, as defined by National Policy 43-101, supervising the exploration program at the Tulsequah Project. Eco-Tech Laboratories of Kamloops BC is an accredited assay laboratory conducting the sample analyses and assays using standard techniques.

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the Ontario Securities Act.. This includes statements concerning the Company's plans at its Tulsequah Project and other mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the availability of financing for activities, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company's expectations, metal price fluctuations, environmental and regulatory requirements, availability of permits, escalating costs of remediation and mitigation, risk of title loss, the effects of accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in exploration or development , the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, expectations and beliefs of management and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, contractor's costs, remote site transportation costs and materials costs for future remediation. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

Suite 710, 1281 West Georgia Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 Fax: 604 669 5330 Toll Free: 1-888-669-4775